# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALT5 Sigma Corporation, CIK 0000862861
CUSIP: 47089W104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 325 E. Warm Springs Road,, Suite 102, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071768

## Reporting persons
- Clover Crest Bahamas Limited: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 1,547,013; shared voting power 0; sole dispositive power 1,547,013; shared dispositive power 0; aggregate amount beneficially owned 1,547,013 (8.863% of the class)
  Comment: Beneficial ownership percentage based on 17,454,660 outstanding shares of the Issuer's common stock, par value of $0.001, as of May 7, 2025, and as disclosed in that certain Quarterly Report on Form 10-Q, filed by the Issuer with the U.S. Securities and Exchange Commission on May 13, 2025.

## Item 1. Issuer
Name of issuer: ALT5 Sigma Corporation
Address of issuer's principal executive offices: 325 E. Warm Springs Road, Suite 102, Las Vegas, NV, 89119

## Item 2. Person Filing
Name of person filing: Clover Crest Bahamas Limited
Address of principal business office or, if none, residence: Templeton Building, West Bay Street, Nassau, Bahamas N-3901
Citizenship: Bahamas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,547,013.00
Percent of class: 8.863%
Sole power to vote or to direct the vote: 1,547,013.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,547,013.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clover Crest Bahamas Limited: /s/ Eric Strachan, Eric Strachan/Director (06/06/2025)